SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Acheron, Inc.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                               CUSIP No. 004454203
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                                 (CUSIP Number)

                               Primary Capital LLC
                           14 Wall Street, 20th Floor
                               New York, NY 10005
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

                              Louis Brilleman, Esq.
                       Sichenzia Ross Friedman Ference LLP
                                   61 Broadway
                            New York, New York 10006
                               Tel: (212) 930-9700
                               Fax: (212) 930-9725

                                February 13, 2008
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP No. 004454203                    13D                     Page 2 of 4 Pages

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Primary Capital LLC
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2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                                    7     SOLE VOTING POWER

                                          1,828,222
                                    --------------------------------------------
             NUMBER OF              8     SHARED VOTING POWER
              SHARES
           BENEFICIALLY                   0
             OWNED BY               --------------------------------------------
          EACH REPORTING            9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                          2,278,222(1)
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER

                                          0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,278,222(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
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14    TYPE OF REPORTING PERSON

      CO
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Explanation of Responses:
(1)   Includes warrants to purchase 450,000 shares at $.50 per share.

                                                               Page 3 of 4 Pages

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Acheron, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 5F, No.166, Sinhu 2nd Road, Neihu District, Taipei City, Taiwan.

Item 2. Identity and Background.

(a)-(c), (f). This statement is being filed Primary Capital LLC. ("Primary Capital").

Primary Capital, whose business address is 14 Wall Street, 20th Floor, New York, NY 10005, is an Investment Bank registered in the state of Delaware.

(d) and (e). During the last five years, Primary Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Primary Capital was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Primary Capital LLC acquired 1,828,222 shares of common stock in exchange for fees and expenses paid by Primary on behalf of the Issuer, and in addition for providing merger, acquisition and investment banking advisory services to the Issuer.

Primary Capital acquired warrants to purchase 450,000 shares of the Issuers common stock at 50 cents per share as compensation for a recently completed bridge financing.

Item 4. Purpose of Transaction.

The shares acquired by Primary Capital were issued as compensation for services rendered (see Item 3). Primary Capital does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D. In the future, Primary Capital may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of its shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) Primary Capital was issued 1,828,222 shares of common stock and warrants to purchase 450,000 shares at $.50 of the Issuer, which in the aggregate represents approximately 10.1% of the issued and outstanding shares of the Issuer.

(b) Primary Capital has the sole power to vote and dispose of 1,828,222 shares of common stock of the Issuer. In addition, Primary Capital has the sole power to dispose of warrants to purchase 450,000 shares of the Issuer's common stock.

(c) Other than the acquisition of the shares reported herein, Primary Capital has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Primary Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Primary Capital has an Investment Banking agreement with the Shing Mei Enterprises Ltd..

                                                               Page 4 of 4 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


March 7, 2008                           By: /s/ John Tammaro
                                            ------------------------------------
                                            Name: John Tammaro
                                            Chief Operating Officer